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FORM 12b-25                                     SEC File Number 0-14204
                                               CUSIP Number 237737 10 1

                    NOTIFICATION OF LATE FILING

                             (Check One)
( ) Form 10-KSB   ( ) Form 11-K     ( ) Form 20-F     (X) Form 10-QSB

          For Period Ended:     December 31, 1995
______________________________________________________________________

     Read Attached Instruction Sheet Before Preparing Form.
                    Please Print or Type.
     Nothing in this form shall be construed to imply that the
     Commission has verified any information contained herein.
______________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          Not Applicable.
______________________________________________________________________
Part I -- Registrant Information

     Full Name of Registrant:  Data National Corporation
     Former Name if Applicable:    N/A
______________________________________________________________________
  Address of Principal Executive Office (Street and Number):

          11465 West I-70 Frontage Road North
______________________________________________________________________

  City, State and Zip Code:  Wheat Ridge, Colorado  80033
______________________________________________________________________
Part II -- Rules 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

               [X]  (a)  The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense;

               [X] (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

____________________________________________________________________________
Part III -- Narrative

     State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F or 10-QSB or portion thereof could not be filed within the prescribed time period.

               The father of the Company's Chief Financial
          Officer died unexpectedly on February 8, 1996.  As
          the result of this death, the Chief Financial
          Officer is currently on a leave of absence out of
          state and is not available to provide information
          or answer questions necessary for the preparation
          of the subject report.  Because of its small size,
          the Company does not currently have the ability to
          prepare the subject report in the unanticipated
          absence of its Chief Financial Officer without
          being subjected to unreasonable effort and expense.
______________________________________________________________________
Part IV -- Other Information

          (1) Name and telephone number of person to contact in regard to this notification:

          Richard Simms             303           431-1933
            (Name)              (Area Code)   (Telephone Number)

          (2)  Have all other periodic reports required
          (under Section 13 or 15(d) of the
          Securities Exchange Act of 1934) during      [X] Yes [ ] No
          the preceding 12 months (or for such
          shorter period that the registrant was
          required to file such reports) been filed?
          If answer no identify report(s).


     (3)  Is it anticipated that any significant
          change in results of operations from the
          corresponding period for the last fiscal     [ ] Yes [X] No
          year will be reflected by the earnings
          statements to be included in the subject report or portion thereof?

               Registrant was not subject to the Commission's reporting requirements for the corresponding period for the last fiscal year.


                     Data National Corporation
             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 13, 1996       By:/s/ Richard Simms
                                   Richard Simms, Chief Financial
                                     Officer